EXHIBIT 99.1

.

NEW FOUND INTERCEPTS 36 G/T AU OVER 16.7M, 34 G/T AU OVER 14.7M,

43 G/T AU OVER 7.35M & 41 G/T AU OVER 5.85M AT ICEBERG

Vancouver, BC, March 13, 2024 - New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 61 diamond drill holes that were completed as part of a program designed to infill gaps, extend high-grade to surface, and test opposing vein orientations to the main east-northeast striking orientation of the Keats-Baseline Fault Zone at Iceberg-Iceberg East, a high-grade zone located 300m northeast of Keats along the highly prospective Appleton Fault Zone (“AFZ”). New Found’s 100%-owned Queensway project comprises a 1,662 km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Iceberg and Iceberg East Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1323[1]	109.00	125.70	16.70	12.56	Iceberg
Including	112.25	113.50	1.25	132.84
Including	120.65	121.60	0.95	24.30
NFGC-23-1613[2]	25.20	27.45	2.25	24.89	Iceberg East
Including	27.15	27.45	0.30	168.52
NFGC-23-1746[2]	50.80	58.15	7.35	42.80	Iceberg
Including	51.60	53.40	1.80	172.02
NFGC-23-1766[2]	55.35	65.00	9.65	4.89	Iceberg
Including	59.00	60.90	1.90	18.47
NFGC-23-1805[1]	62.15	64.70	2.55	21.06	Iceberg
And[1]	70.70	82.15	11.45	3.96
Including	73.45	74.45	1.00	12.75
NFGC-23-1820[1]	45.30	62.00	16.70	36.18	Iceberg
Including[1]	46.10	52.00	5.90	43.85
Including[1]	53.00	56.40	3.40	78.82
Including[2]	59.00	61.00	2.00	24.55
And[2]	68.30	81.45	13.15	15.50
Including	71.40	72.15	0.75	21.00
Including	74.00	75.80	1.80	88.76
NFGC-23-1827[1]	87.50	102.20	14.70	33.68	Iceberg
Including[1]	90.20	92.20	2.00	229.26
Including[2]	99.50	101.00	1.50	12.59
NFGC-23-1838[1]	14.10	19.95	5.85	40.51	Iceberg
Including	14.10	14.80	0.70	278.00
Including	18.40	19.95	1.55	22.56
NFGC-23-1843[1]	27.50	29.65	2.15	22.10	Iceberg
Including	27.50	27.85	0.35	27.69
Including	28.40	29.25	0.85	36.84
NFGC-23-1873[1]	35.00	37.45	2.45	27.77	Iceberg
Including	36.45	37.05	0.60	110.50
And[4]	104.60	109.10	4.50	13.19
Including	104.60	105.25	0.65	13.80
Including	107.50	109.10	1.60	29.34
NFGC-23-1914[1]	29.00	41.80	12.80	13.86	Iceberg
Including[1]	31.60	32.20	0.60	27.90
Including[1]	33.85	35.40	1.55	69.10
Including[2]	40.50	41.00	0.50	61.40
And[2]	51.25	53.65	2.40	14.69
Including	52.20	53.00	0.80	42.30
NFGC-23-1952[1]	14.70	16.90	2.20	21.39	Iceberg East

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
Including	15.70	16.30	0.60	77.20
And[1]	23.00	25.15	2.15	11.04
Including	23.00	23.55	0.55	25.80
NFGC-23-1966[1]	179.00	181.00	2.00	16.12	Iceberg
Including	180.00	181.00	1.00	31.68
NFGC-23-1977[1]	121.40	129.35	7.95	10.39	Iceberg
Including	121.40	122.65	1.25	33.98
Including	125.00	125.45	0.45	77.68
And[2]	146.35	160.60	14.25	2.59
Including	155.10	155.95	0.85	12.34
Including	157.15	157.70	0.55	20.81

Table 1: Iceberg and Iceberg East Drilling Highlights

Note that the host structures are interpreted to be moderately to steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

•	36.2 g/t Au over 16.70m in NFGC-23-1820 and 33.7 g/t Au over 14.70m in NFGC-23-1827 are located approximately 45m apart within the high-grade domain of Iceberg where a confluence of high-grade gold veins and associated structures intersect. These holes were drilled from the west to the east to better test this secondary set of gold veins that are partly controlling the high-grade mineralization in this segment of the Keats-Baseline Fault Zone (“KBFZ”) and to gain a better understanding of their orientations and true widths.

•	40.5 g/t Au over 5.85m in NFGC-23-1838 and 13.9 g/t Au over 12.80m in NFGC-23-1914 are located at a vertical depth of just 20m and were designed to extend high-grade gold mineralization to surface at Iceberg. These holes are located 50m to the south and 150m to the north of NFGC-23-1820, respectively.

•	Other notable intercepts from today’s release include 12.6 g/t Au over 16.70m in NFGC-23-1323 and 42.8 g/t Au over 7.35m in NFGC-23-1746, located 25m and 80m along strike to the north of NFGC-23-1820. The intercept of 24.9 g/t Au over 2.25m in NFGC-23-1613 is located a further 530m to the east at the far eastern extent of Iceberg East.

•	The near-surface Iceberg-Iceberg East high-grade segment of the KBFZ has a strike length of 655m. When combined with the 400m high-grade segment of Keats Main, this near-surface, high-grade corridor covers over 1km of strike. This domain of high-grade occurs within the overall KBFZ, a gold mineralized damage zone that is drill-defined over 1.9km of strike, where it remains open.

Melissa Render, VP of Exploration of New Found, stated: “Infill and definition drilling at Iceberg and Iceberg East have provided us with a comprehensive picture of the near-surface expression of this portion of the KBFZ, including the geometries of the veins at play and the controls on high-grade gold mineralization. The KBFZ has demonstrated several times over that it is a very important structure, with the majority of meters used to date to test only the top 250m vertical. The Company has now expanded the program at Iceberg-Iceberg east utilizing the seismic data to assist in targeting additional domains of gold mineralization within the KBFZ at depth.”

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

Figure 1: Photos of mineralization from Left: at ~112.30m in NFGC-23-1323, Right: at 79.25m in NFGC-23-1766

^Note that these photos are not intended to be representative of gold mineralization in NFGC-23-1323 and NFGC-23-1766.

Figure 2. Iceberg-Iceberg East plan view map

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

Figure 3. Keats Main, Iceberg, and Iceberg East zones long section (looking northwest)

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

EVEREST
K2
HONEYPOT
JACKPOT
VEGAS
LOTTO NORTH
MONTE CARLO
LOTTO
Glenwood
Appleton
POWERLINE
DOME
GOLDEN JOINT
ROAD
LITTLE
KEATS BASELINE FAULT ZONE
KEATS WEST
ICEBERG EAST
COKES
ICEBERG
Figure2
KEATS NORTH
KEATS
421
TCW
APPLETON FAULT ZONE
TCH
BULLET
ROCKET
KNOB
QUARRY
GROUSE
QWN AFZ PLAN MAP
Deformation Zone
Au Associated Fault Interpreted
Au Vein
Trans-Canada Highway
Shale
Previously Reported
Current Assays Reported
Property Boundary
NEWFOUND
GOLD CORP
N
0
500
1,000m

Figure 4. Grouse- Everest plan view map

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC

 Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-21-194	No Significant Values				Iceberg
NFGC-22-1065[4]	20.10	22.40	2.30	7.39	Iceberg
Including	21.85	22.40	0.55	30.45
NFGC-22-1069[1]	4.65	7.20	2.55	3.03	Iceberg
Including	5.80	6.20	0.40	13.89
And[1]	16.70	19.00	2.30	1.90
NFGC-23-1152[1]	158.35	161.00	2.65	1.09	Iceberg
NFGC-23-1177[4]	25.85	28.05	2.20	1.38	Keats N
And[4]	66.55	68.95	2.40	1.02	Iceberg
And[1]	113.45	118.95	5.50	1.76
And[4]	129.70	132.20	2.50	1.18
NFGC-23-1323[1]	109.00	125.70	16.70	12.56	Iceberg
Including	112.25	113.50	1.25	132.84
Including	120.65	121.60	0.95	24.30
NFGC-23-1328[1]	15.45	17.80	2.35	6.18	Iceberg East
Including	15.45	16.00	0.55	11.34
Including	17.30	17.80	0.50	16.56
And[1]	37.40	40.75	3.35	2.16
NFGC-23-1340[1]	132.15	135.75	3.60	8.39	Iceberg
Including	132.15	133.10	0.95	22.63
And[3]	143.80	156.35	12.55	1.05
And[3]	184.00	186.50	2.50	1.07
NFGC-23-1358[1]	212.80	216.40	3.60	2.01	Iceberg
NFGC-23-1404[1]	109.65	121.15	11.50	1.94	Iceberg
Including	119.75	120.15	0.40	29.23
NFGC-23-1427[4]	132.90	134.95	2.05	1.11	Iceberg
And[4]	158.80	161.25	2.45	1.27
And[4]	165.25	168.35	3.10	1.75
And[1]	213.95	216.30	2.35	1.58
And[1]	220.00	222.50	2.50	1.04
NFGC-23-1436	No Significant Values				Iceberg East
NFGC-23-1443[1]	162.85	165.30	2.45	1.06	Iceberg
NFGC-23-1445[2]	61.45	66.40	4.95	2.53	Iceberg
NFGC-23-1489[1]	157.00	159.90	2.90	1.10	Iceberg East
NFGC-23-1514[3]	115.70	118.00	2.30	1.43	Iceberg East
NFGC-23-1525[1]	97.00	99.20	2.20	1.70	Iceberg East
NFGC-23-1533[1]	90.80	102.45	11.65	1.21	Iceberg East
And[1]	106.35	108.35	2.00	1.03
NFGC-23-1605[2]	76.90	79.35	2.45	1.00	Iceberg East
And[1]	85.60	87.60	2.00	2.90
NFGC-23-1607[2]	12.00	14.00	2.00	1.25	Iceberg East
And[2]	17.00	19.00	2.00	1.17
NFGC-23-1613[2]	25.20	27.45	2.25	24.89	Iceberg East
Including	27.15	27.45	0.30	168.52
NFGC-23-1622	No Significant Values				Iceberg East
NFGC-23-1622A1	102.80	111.45	8.65	1.67	Iceberg East
Including	102.80	103.55	0.75	10.40
NFGC-23-1746[2]	50.80	58.15	7.35	42.80	Iceberg
Including	51.60	53.40	1.80	172.02
And[2]	63.10	65.30	2.20	1.13
NFGC-23-1757[4]	71.00	74.50	3.50	1.87	Iceberg

New Found Gold Corp.	6	TSX-V: NFG, NYSE-A: NFGC

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
And[1]	91.00	107.35	16.35	1.13
NFGC-23-1766[2]	55.35	65.00	9.65	4.89	Iceberg
Including	59.00	60.90	1.90	18.47
And[2]	73.00	75.10	2.10	1.43
And[2]	79.45	86.30	6.85	1.51
NFGC-23-1769	No Significant Values				Iceberg
NFGC-23-1776	No Significant Values				Iceberg
NFGC-23-1780[1]	140.50	144.55	4.05	1.49	Iceberg
NFGC-23-1789[1]	146.80	149.10	2.30	2.20	Iceberg
And[1]	183.60	186.25	2.65	1.94
NFGC-23-1800[1]	97.55	100.15	2.60	1.06	Iceberg
And[1]	120.00	127.75	7.75	2.66
Including	127.00	127.75	0.75	15.05
And[1]	152.70	155.80	3.10	1.05
NFGC-23-1805[1]	57.30	59.85	2.55	1.87	Iceberg
And[1]	62.15	64.70	2.55	21.06
And[1]	70.70	82.15	11.45	3.96
Including	73.45	74.45	1.00	12.75
And[1]	91.00	93.00	2.00	1.02
And[2]	100.75	104.40	3.65	8.70
Including	101.40	102.40	1.00	17.01
And[1]	114.30	117.00	2.70	1.26
And[1]	121.20	126.40	5.20	1.04
NFGC-23-1813[1]	140.00	142.10	2.10	1.07	Iceberg
NFGC-23-1820[1]	45.30	62.00	16.70	36.18	Iceberg
Including[1]	46.10	52.00	5.90	43.85
Including[1]	53.00	56.40	3.40	78.82
Including[2]	59.00	61.00	2.00	24.55
And[2]	68.30	81.45	13.15	15.50
Including	71.40	72.15	0.75	21.00
Including	74.00	75.80	1.80	88.76
And[1]	101.30	103.70	2.40	1.01
NFGC-23-1827[2]	74.00	76.25	2.25	1.35	Iceberg
And[1]	87.50	102.20	14.70	33.68
Including[1]	90.20	92.20	2.00	229.26
Including[2]	99.50	101.00	1.50	12.59
And[1]	106.05	108.95	2.90	1.01
NFGC-23-1832[1]	9.30	13.65	4.35	4.00	Iceberg
Including	12.75	13.65	0.90	15.50
NFGC-23-1838[1]	14.10	19.95	5.85	40.51	Iceberg
Including	14.10	14.80	0.70	278.00
Including	18.40	19.95	1.55	22.56
NFGC-23-1843[1]	27.50	29.65	2.15	22.10	Iceberg
Including	27.50	27.85	0.35	27.69
Including	28.40	29.25	0.85	36.84
NFGC-23-1866[1]	12.25	20.00	7.75	4.70	Iceberg
Including	14.60	15.20	0.60	52.90
And[4]	90.55	93.85	3.30	1.44
And[2]	171.05	173.20	2.15	1.43	Keats N
NFGC-23-1873[1]	35.00	37.45	2.45	27.77	Iceberg
Including	36.45	37.05	0.60	110.50
And[4]	104.60	109.10	4.50	13.19
Including	104.60	105.25	0.65	13.80

New Found Gold Corp.	7	TSX-V: NFG, NYSE-A: NFGC

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
Including	107.50	109.10	1.60	29.34
NFGC-23-1879[1]	80.95	90.50	9.55	3.10	Iceberg
Including	80.95	81.95	1.00	11.95
And[1]	99.10	105.85	6.75	5.56	Keats N
Including	100.10	101.10	1.00	25.60
NFGC-23-1887[1]	100.00	102.00	2.00	1.31	Iceberg
NFGC-23-1895	No Significant Values				Iceberg
NFGC-23-1902	No Significant Values				Iceberg
NFGC-23-1912[1]	24.95	31.90	6.95	7.18	Iceberg
Including	26.00	28.30	2.30	18.51
And[4]	40.50	46.80	6.30	2.44
NFGC-23-1914[1]	29.00	41.80	12.80	13.86	Iceberg
Including[1]	31.60	32.20	0.60	27.90
Including[1]	33.85	35.40	1.55	69.10
Including[2]	40.50	41.00	0.50	61.40
And[2]	51.25	53.65	2.40	14.69
Including	52.20	53.00	0.80	42.30
NFGC-23-1915	No Significant Values				Iceberg
NFGC-23-1920[1]	28.00	30.00	2.00	1.35	Iceberg East
And[1]	38.30	40.85	2.55	1.05
NFGC-23-1922	No Significant Values				Iceberg
NFGC-23-1924	No Significant Values				Iceberg
NFGC-23-1925	No Significant Values				Iceberg East
NFGC-23-1928	No Significant Values				Iceberg East
NFGC-23-1932[2]	64.95	67.15	2.20	3.59	Iceberg East
NFGC-23-1938	No Significant Values				Iceberg
NFGC-23-1950	No Significant Values				Iceberg East
NFGC-23-1952[1]	14.70	16.90	2.20	21.39	Iceberg East
Including	15.70	16.30	0.60	77.20
And[1]	23.00	25.15	2.15	11.04
Including	23.00	23.55	0.55	25.80
NFGC-23-1956	No Significant Values				Iceberg
NFGC-23-1957A	No Significant Values				Iceberg East
NFGC-23-1966[1]	179.00	181.00	2.00	16.12	Iceberg
Including	180.00	181.00	1.00	31.68
NFGC-23-1970[1]	161.00	163.35	2.35	1.39	Iceberg
And[2]	184.30	187.15	2.85	1.07
NFGC-23-1977[1]	121.40	129.35	7.95	10.39	Iceberg
Including	121.40	122.65	1.25	33.98
Including	125.00	125.45	0.45	77.68
And[2]	146.35	160.60	14.25	2.59
Including	155.10	155.95	0.85	12.34
Including	157.15	157.70	0.55	20.81
And[4]	201.55	204.20	2.65	1.48

Table 2: Summary of composite results reported in this press release for Iceberg and Iceberg East

Note that the host structures are interpreted to be moderately to steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

New Found Gold Corp.	8	TSX-V: NFG, NYSE-A: NFGC

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-21-194	300	-45	608	658587	5427560	Iceberg
NFGC-22-1065	300	-45	320	658422	5427866	Iceberg
NFGC-22-1069	308	-49	251	658282	5427630	Iceberg
NFGC-23-1152	83	-45	249	658284	5427850	Iceberg
NFGC-23-1177	142	-45	166	658283	5427849	Iceberg
NFGC-23-1323	300	-45	275	658515	5427783	Iceberg
NFGC-23-1328	300	-45	225	658848	5428140	Iceberg East
NFGC-23-1340	300	-45	305	658551	5427791	Iceberg
NFGC-23-1358	299	-45.5	479	658507	5427672	Iceberg
NFGC-23-1404	299	-45.5	161	658577	5427833	Iceberg
NFGC-23-1427	300	-45	257	658347	5427592	Iceberg
NFGC-23-1436	0	-45	227	658940	5428202	Iceberg East
NFGC-23-1443	319	-53	269	658571	5427779	Iceberg
NFGC-23-1445	318	-45	161	658338	5427660	Iceberg
NFGC-23-1489	313	-45	230	658679	5427833	Iceberg East
NFGC-23-1514	0	-90	141	658707	5428021	Iceberg East
NFGC-23-1525	319	-45	129	658680	5427948	Iceberg East
NFGC-23-1533	318	-57	150	658680	5427948	Iceberg East
NFGC-23-1605	300	-72	105	658776	5428065	Iceberg East
NFGC-23-1607	300	-60	161	658881	5428149	Iceberg East
NFGC-23-1613	299	-68	140	658848	5428140	Iceberg East
NFGC-23-1622	276	-45	64	658843	5428084	Iceberg East
NFGC-23-1622A	276	-45	125	658844	5428083	Iceberg East
NFGC-23-1746	119	-45	107	658456	5427887	Iceberg
NFGC-23-1757	118	-54	131	658442	5427896	Iceberg
NFGC-23-1766	120	-45	98	658435	5427872	Iceberg
NFGC-23-1769	118	-46	155	658317	5427850	Iceberg
NFGC-23-1776	120	-45	188	658316	5427883	Iceberg
NFGC-23-1780	118	-53	215	658287	5427900	Iceberg
NFGC-23-1789	120	-45	224	658288	5427900	Iceberg
NFGC-23-1800	125	-49	164	658360	5427865	Iceberg
NFGC-23-1805	155	-45	143	658359	5427864	Iceberg
NFGC-23-1813	114	-48	176	658365	5427878	Iceberg
NFGC-23-1820	165	-55	152	658407	5427858	Iceberg
NFGC-23-1827	118	-60	116	658407	5427860	Iceberg
NFGC-23-1832	299	-45.5	176	658400	5427819	Iceberg
NFGC-23-1838	299	-45.5	98	658385	5427800	Iceberg
NFGC-23-1843	299	-45.5	119	658377	5427776	Iceberg
NFGC-23-1866	299	-45	191	658354	5427759	Iceberg
NFGC-23-1873	299	-45	150	658375	5427747	Iceberg
NFGC-23-1879	120	-54	129	658426	5427879	Iceberg
NFGC-23-1887	119	-46.5	188	658382	5427902	Iceberg
NFGC-23-1895	119	-46	173	658398	5427920	Iceberg
NFGC-23-1902	173	-65	107	658310	5427784	Iceberg
NFGC-23-1912	355	-45	62	658533	5427896	Iceberg
NFGC-23-1914	16	-45	86	658534	5427895	Iceberg
NFGC-23-1915	140	-56	101	658292	5427767	Iceberg
NFGC-23-1920	280	-51	83	658602	5427964	Iceberg East
NFGC-23-1922	167	-63	113	658292	5427767	Iceberg
NFGC-23-1924	130	-45	92	658279	5427745	Iceberg
NFGC-23-1925	335	-60	65	658603	5427965	Iceberg East
NFGC-23-1928	7	-65	74	658615	5427987	Iceberg East
NFGC-23-1932	280	-45	89	658685	5428004	Iceberg East

New Found Gold Corp.	9	TSX-V: NFG, NYSE-A: NFGC

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-23-1938	299	-45	161	658318	5427723	Iceberg
NFGC-23-1950	300	-50	50	658681	5428035	Iceberg East
NFGC-23-1952	300	-45	50	658725	5428067	Iceberg East
NFGC-23-1956	299	-45	221	658339	5427711	Iceberg
NFGC-23-1957A	300	-45	47	658768	5428095	Iceberg East
NFGC-23-1966	120	-45	191	658262	5427886	Iceberg
NFGC-23-1970	121	-55	215	658262	5427886	Iceberg
NFGC-23-1977	120	-45	212	658255	5427861	Iceberg

Table 3: Details of drill holes reported in this press release

Queensway 650,000m Drill Program Update

The Company is currently undertaking a 650,000m drill program at Queensway and approximately 4,500m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. MSA is an ISO-17025 accredited laboratory for the photon assay method.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill one 450g jar for photon assay. If the jar assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

New Found Gold Corp.	10	TSX-V: NFG, NYSE-A: NFGC

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated March 13, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $49 million as of March 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

New Found Gold Corp.	11	TSX-V: NFG, NYSE-A: NFGC

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “demonstrates”, “encouraging”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	12	TSX-V: NFG, NYSE-A: NFGC